August 31, 2007

Mail Stop 4561

Mr. H. William Willoughby
Principal Financial Officer
Capital Realty Investors, Ltd.
11200 Rockville Pike
Rockville, MD 20852

Re: **Capital Realty Investors, Ltd.**
        Form 10-KSB for the year ended December 31, 2006
        Filed April 17, 2007
        File No. 0-11149

Dear Mr. Willoughby:

        We have reviewed your filing and have the following comment. We have limited
our review to only your financial statements and related disclosures and will make no
further review of your document. Where indicated, we think you should revise your
document in response to this comment. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page III-6

1.   Please revise the filing to include all reports of other auditors that are referenced
        in the principal auditor's report or advise us. The reports of accountants other
        than the principal accountant must be filed when reliance is placed on their work
        and reference is made to the reports in the principal auditor's report. Refer to
        Rule 2-05 of Regulation S-X.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant